UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number: 001-32557

Fronteer Development Group Inc.
(Translation of registrant's name into English)

1640 - 1066 West Hastings St., Vancouver, British Columbia Canada V6E 3X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated January 30, 2006: Fronteer Doubles Uranium Resource At Michelin Deposit, Labrador

99.2	News Release dated February 7, 2006: Fronteer To Launch Aurora By Way Of IPO

99.3	Technical Report: The Exploration Activities Of Aurora Energy Inc. On The CMB Uranium Property, Labrador, Canada During The Period June 2005 To December 2005

99.3	Technical Report: The Exploration Activities Of Aurora Energy Inc. On The CMB Uranium Property, Labrador, Canada During The Period June 2005 To December 2005 (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: February 9, 2006	By:	/s/ Sean Tetzlaff

Sean Tetzlaff
	Title:	CFO & Corporate Secretary